EXHIBIT 12
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended June 30					Six Months Ended December 31
	2014	2013	2012	2011	2010	2014	2013
EARNINGS, AS DEFINED
Earnings from operations before income taxes after eliminating undistributed earnings of equity method investees	$14,320	$14,270	$12,111	$14,305	$13,948	$7,507	$8,028
Fixed charges (excluding capitalized interest)	928	899	1,000	1,052	1,167	437	461
TOTAL EARNINGS, AS DEFINED	$15,248	$15,169	$13,111	$15,357	$15,115	$7,944	$8,489
FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$789	$754	$844	$888	$1,014	$365	$392
1/3 of rental expense	174	171	176	170	176	82	87
TOTAL FIXED CHARGES, AS DEFINED	$963	$925	$1,020	$1,058	$1,190	$447	$479
RATIO OF EARNINGS TO FIXED CHARGES	15.8x	16.4x	12.9x	14.5x	12.7x	17.8x	17.7x